Exhibit 99.1
CONVENING NOTICE
This is the convening notice for the 2020 annual general meeting of shareholders of InflaRx N.V. (the “Company”) to be held on July 16, 2020 at 14:00 hours CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the “AGM”).
The agenda for the AGM is as follows:
(1)	Opening
(2)	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2019 (discussion item)
(3)	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2019 (voting item)
(4)	Discussion of the Company's dividend and reservation policy (discussion item)
(5)	Instruction to Ernst & Young Accountants LLP for the external audit of the Company's statutory annual accounts for the financial year 2020 (voting item)
(6)	Release from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2019 (voting item)
(7)	Extension of authorization for the Company's board of directors (the “Board”) to issue shares and grant rights to subscribe for shares (voting item)
(8)	Extension of authorization for the Board to limit and exclude pre-emption rights (voting item)
(9)	Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital (voting item)
(10)	Approval of changes to the Company's Long-Term Incentive Plan (the “LTIP”) (voting item)
(11)	Closing
No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.
The record date for the AGM is June 18, 2020 (the “Record Date”). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the “Registers”) may attend and, if relevant, vote at the AGM (“Persons with Meeting Rights”), irrespective of changes to their shareholdings or rights after the Record Date.
Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the “Beneficial Owners”) on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.
Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an “Attendance Notice”) no later than 5:59 a.m. CEST on the day of the AGM (or 11:59 p.m. EST of the day prior to the AGM) (the “Cut-off Date”). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.
Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Date and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.inflarx.com).

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:
InflaRx N.V.
c/o Mrs. Sandra Rocholl
Winzerlaer Strasse 2
07745 Jena
Germany
(Sandra.Rocholl@InflaRx.de)
Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Date may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

EXPLANATORY NOTES TO THE AGENDA
2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2019 (discussion item)
The Company's statutory board report over the fiscal year 2019 has been made available on the Company's website (http://www.inflarx.com) and at the Company's office address.
3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2019 (voting item)
The Company's annual accounts over the fiscal year 2019 have been made available on the Company's website (http://www.inflarx.com) and at the Company's office address. It is proposed that these annual accounts be adopted.
4.	Discussion of the Company's dividend and reservation policy (discussion item)
The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain all available funds and any future earnings to fund the development and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Board deems relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.
5.	Release from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2019 (voting item)
It is proposed that the Company's directors be released from liability for the exercise of their duties during the fiscal year 2019. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the fiscal year 2019 or in other public disclosures.
6.	Instruction to Ernst & Young Accountants LLP for the external audit of the Company's annual accounts for the financial year 2020 (voting item)
Under Dutch law, the General Meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company's annual accounts. Prior to the initial public offering and listing of the Company's ordinary shares on the Nasdaq Stock Market (the “IPO”) in 2017, the General Meeting appointed KPMG Accountants N.V. (“KPMG”) as the external independent auditor for the audit of the annual accounts for the financial years 2017 and 2018. In the Company's 2019 AGM, KPMG was re-appointed as the Company's external auditor for the financial year 2019.
Pursuant to a recommendation by the Company's Audit Committee, it is now proposed to appoint Ernst & Young Accountants LLP (“EY”) as the external independent auditor for the audit of the Company's annual accounts for the financial year 2020. At the recommendation of the Company's Audit Committee, the Board has decided to propose EY for appointment for a variety of reasons, including the capabilities and experience of their audit team, the quality of their proposed audit plan, the terms of their engagement, their global reach, and their independence and reputation.
7.	Extension of authorization for the Board to issue shares and grant rights to subscribe for shares (voting item)
The General Meeting has authorized the Board, for a period of five years following the IPO, to resolve to issue ordinary shares and/or grant rights to subscribe for ordinary shares, in each case up to the Company's authorized share capital included in its articles of association from time to time. It is proposed that this authorization be extended to expire five years following the date of the AGM.

8.	Extension of authorization for the Board to limit and exclude pre-emption rights (voting item)
The General Meeting has authorized the Board, for a period of five years following the IPO, to limit and/or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, ordinary shares resolved upon by the Board. It is proposed that this authorization be extended to expire five years following the date of the AGM.
9.	Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital (voting item)
The General Meeting has authorized the Board, for a period of 18 months following the IPO, to resolve for the Company to acquire (i) fully paid-up ordinary shares in the Company's capital (and depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the Nasdaq Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on the date of settlement of the Company's initial public offering) and/or (ii) fully paid-up preferred shares (and depository receipts for such preferred shares) in the Company's issued share capital, to the extent permitted by applicable law, by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed the nominal value of the preferred shares concerned. It is proposed that this authorization be renewed for a period of, and effectively extended to expire, 18 months following the date of the AGM. If the resolution proposed under this agenda item 9 is passed, the proposed authorization shall replace the currently existing authorization.
10.	Approval of changes to the Company's LTIP (voting item)
The Company underwent significant changes in 2019 and has selected a compelling set of high unmet medical need indications for its lead drug candidate IFX-1. The Company has also provided new evidence supporting the activity of IFX-1 in neutrophil-driven skin diseases, which continue to be a clear focus of the Company. With the Company's current cash position and future value inflection points, the Board believes that the Company is well-positioned to weather the current global environment. Nevertheless, the Company continues to experience volatility in its share price.
In order to attract, retain and motivate employees, officers, directors, consultants and other advisors with the qualities, skills and experience needed to support and promote the growth and sustainable success of the Company and its business, even during these challenging times, the Board believes that it is imperative to ensure the overall market competitiveness of equity incentives that the Company may grant under its LTIP. For that reason, the Board recommends and proposes to approve, subsequent to consultation with expert compensation consultants, TY Cook, the implementation of the following amendment to the LTIP with effect from January 1, 2021:
a.
increasing the maximum annual number of ordinary shares in the Company's capital available for issuance under the LTIP, starting on January 1, 2021, to 4% (from 3%) of the Company's outstanding ordinary shares (determined as of December 31 of the immediately preceding year); and

b.
removing certain restrictions from the LTIP, which will allow the committee administering the LTIP and the Board to (i) lower the exercise price per share of any options and/or share appreciation rights issued under the LTIP or take any other action treated as a “repricing” of an award and (ii) cancel any option and/or share appreciation rights in exchange for cash or another award granted under the LTIP, in either case, without prior approval of the Company's shareholders.